March 17, 2021

Via Edgar

Mr. Alan Campbell

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Universe Pharmaceuticals INC
Registration Statement on Form F-1/A (File No. 333-248067) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Univest Securities, LLC, as the underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on March 22, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We are aware of our obligations under and confirm that they are complying with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

Very truly yours,

Univest Securities, LLC

By: /s/ Edric Guo

Name: Edric Guo

Title: Chief Operating Officer